[Allianz Letterhead]

October 5, 2007

By EDGAR, “CORRESP” Designation

Mr. James B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Allianz Aktiengesellschaft Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2005 (File No. 001-15154)

Dear Mr. Rosenberg:

We are writing with respect to comments of the Staff in its letter, dated September 21, 2007, regarding our annual report on Form 20-F for the fiscal year ended December 31, 2005. We are currently in the process of preparing our response to these comments, and we currently anticipate being in a position to submit a response by the end of November 2007.

On behalf of Allianz, I would like to thank you and your colleagues in advance for your understanding, and please do not hesitate to call me at (011) (49) 89-3800-18828 or William Torchiana of Sullivan & Cromwell LLP at (011) (331) 7304-5890 if you have any questions regarding the above.

Very truly yours,

/s/ Dr. Reinhard Preusche
Dr. Reinhard Preusche
Executive Vice President, Group Compliance

cc:	Vanessa Robertson James Atkinson (Securities and Exchange Commission) Dr. Peter Hemeling (Allianz SE) William D. Torchiana (Sullivan & Cromwell LLP)